September 13, 2018

McCord Christensen
Chief Executive Officer
PetIQ, Inc.
923 S. Bridgeway Pl.
Eagle, ID 83616

       Re: PetIQ, Inc.
           Registration Statement on Form S-3
           Filed September 4, 2018
           File No. 333-227186

Dear Mr. Christensen:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed September 4, 2018

Description of Stock Purchase Contracts and Stock Purchase Units, page 15

1. We note your disclosure that you may issue purchase contracts for the purchase or sale of equity securities that may consist of obligations of third parties. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary,any required financial statement and non-financial statement disclosure about the issuer of
 McCord Christensen
PetIQ, Inc.
September 13, 2018
Page 2
         such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure
         Interpretation 203.03.
2. It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase securities at a specified purchase price. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under
Section 2(a)(1) of the
         Securities Act of 1933.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any questions.



                                                                Sincerely,
FirstName LastNameMcCord Christensen
                                                                Division of
Corporation Finance
Comapany NamePetIQ, Inc.
                                                                Office of
Beverages, Apparel and
September 13, 2018 Page 2                                       Mining
FirstName LastName